

March 3, 2015

<u>Via Facsimile</u>
Shigesuke Kashiwagi
Chief Financial Officer
Nomura Holdings, Inc.
9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

> **Re: Nomura Holdings, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2014**
> **Filed June 26, 2014**
> **File No. 001-15270**

Dear Mr. Kashiwagi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended March 31, 2014</u>

<u>Item 5. Operating and Financial Review and Prospects, page 31</u>

<u>Retail Client Assets, page 40</u>

1. We note that you have assets under management (AUM) of ¥91.7 trillion with respect to your Retail segment and AUM of ¥30.8 trillion within your Asset Management segment as of March 31, 2014, including the breakdowns of each amount provided on pages 40-41. In an effort to provide more transparent disclosures regarding trends in asset management and portfolio service fees, please revise your future periodic filings to include the following:

- A tabular rollforward of your AUM for each period presented by fund type to separate present gross inflows and outflows, distributions for a realization event, and market appreciation/depreciation.

- Discussion for the underlying reasons for changes in AUM on a gross basis.

Consolidated Financial Statements

Note 18. Income Taxes, page F-114

2. Please address the following regarding your significant loss carryforwards and significant valuation allowance against those tax carryforwards and revise your future filings accordingly:

- Please provide us with a more detailed explanation of the valuation allowance established at each of the balance sheet dates presented, and explain the charges in the valuation allowance for fiscal years 2012, 2013, and 2014, as well as the nine months ended December 31, 2014.

- To the extent the valuation allowance was in excess of the Operating loss deferred tax line item within your table on page F-116 as was the case at March 31, 2013 and 2014, clearly identify what other specific deferred tax assets the valuation allowance was intended to cover.

- In each of the three footnotes to your table at the bottom of page F-116, you disclose that the change in the valuation allowance during each of the fiscal years 2012, 2013, and 2014 included increases due to the "increase in non-recoverability of losses in certain foreign subsidiaries." Please tell us and revise your future filings to clearly explain the reasons for the increase in non-recoverability and to identify the foreign tax jurisdiction in which the non-recoverability increased.

- Tell us how the net operating loss carryforwards of ¥1,760,459 million disclosed on page F-117 reconciles to the ¥102,922 million tax effect of operating losses in the table on page F-116.

- You disclose that the net operating loss carryforwards of ¥1,760,459 million are "mainly resulting from certain U.S. and European subsidiaries." Please provide us with a breakdown of these net operating loss carryforwards by tax jurisdiction and by year of expiration, both on a gross basis and net of valuation allowance. Revise your future filings to more clearly disclose the significant tax jurisdictions represented by these net operating loss carryforwards and to more clearly disclose the reasons that you believe the future tax income in these jurisdictions will be insufficient to allow recovery of the full carryforwards.

- Tell us and revise your future filings to explain the extent to which you are relying on future tax planning strategies versus future taxable income for the relevant jurisdictions when determining the amount of your valuation allowance.

- Provide us with the positive and negative evidence that you considered in your analysis supporting your valuation allowance as of the dates presented, including the specific factors that changed in each reporting period that led you to determine the reduction in valuation allowance was appropriate during these periods. Clearly explain to us the extent to which the valuation allowance remaining as of the balance sheet dates presented represents a partial or full valuation allowance in each of the jurisdictions reflected. As part of your analysis, clearly identify the extent to which you experienced a cumulative tax loss for the last three years in the respective tax jurisdictions for each balance sheet date presented.

- Based on your disclosure on page F-96 you disclose that you recorded goodwill impairment of ¥8,293 million during the year ended March 31, 2013 and ¥2,840 million during the year ended March 31, 2014. Tell us whether the jurisdictions in which you determined a tax valuation allowance was necessary are the same as the reporting units in which you recorded goodwill impairments. Confirm to us that the anticipated future trends used in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your respective reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment. To the extent different estimates of future income were used, please provide us with the details of the differences as well as your explanation for the differences.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shigesuke Kashiwagi
Nomura Holdings, Inc.
March 3, 2015
Page 4

       You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3494 with any questions.

                                           Sincerely,

                                           /s/ Kevin W. Vaughn

                                         Kevin W. Vaughn
                                         Accounting Branch Chief